Hall Tees, Inc.

7405 Armstrong
Rowlett,  Texas 75088
(214) 883-0140

October 17, 2008

Mr. John Reynolds
Ms. Dana Brown
Ms. Raquel Howard
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

RE:          Hall Tees, Inc.
Form S-1
File No. 333-150829

Dear Mr. Reynolds, Ms. Brown and Ms. Howard:

Following are responses to your comment letter dated June 6, 2008.

General
Related Stockholder Matters
1.	We have provided disclosures required by Item 201 of Regulation S-K, as appropriate.

Outside Front Cover Page of the Prospectus
2.	We have stated that the funds will not be held in a trust account (page 1)

Prospectus Summary
3.	The 10,000 share amount in this section is correct. The ‘Plan of Distribution’ section has been changed to agree with this section (page 2)

Plan of Distribution
4.	We have added a risk factor discussing the risk of not having and escrow agreement for the funds we raise (page 6)

Description of Business
5.	We have discussed the markets we serve in greater detail (page 13)

6.	We have discussed the distribution of our products in greater detail (page 11)

7.	We have disclosed the names of our major suppliers (page 14)

8.	We have stated the founding date for Hall Tees & promotions, LLC (Hall Tees Texas) (page 11)

9.	We have described the control persons for Hall Tees Texas and Hall Tees Nevada prior to the combination (page 11)

10.	The combination agreement has been filed as an Exhibit

11.	The date of formation for Hall Tees, Inc. has been corrected (page 12)

Description of Property
12.	The nature of our interest in the property at 7405 Armstrong, Rowlett, Texas has been clarified (page 14)

Management’s Discussion and Plan of Operations
13.	We have provided an expansion of our plan of operation as required by Item 101(a)(2) of Regulation S-K (page 16)

14.	Liquidity and capital resources has been discussed (page 15)

15.	The changes in financial condition has been discussed (page 15)

16.	Seasonal aspects of our business have been discussed (page 17)

17.	We have provided a greater detail discussion of our results of operations (page 16)

18.	We have described what “our President’s industry contacts” means (page 16)

Directors, Executive Officers and Significant Employees
19.	We have discussed the sourcing of products through ASI and PPAI in our Description of Business section (page 12)

20.	We have indicated all positions and offices held by William Lewis (page 17)

21.	We have disclosed the name and place of business of the company Mr. Lewis had before starting Hall Tees, Inc. (page 17)

Remuneration of Directors and Officers
22.	This section has been revised to update the disclosure per Item 402 of Regulation S-K (page 18)

Interest of Management and Others in Certain Transactions
23.	Greater detail regarding the loans from Mr. Lewis to the company has been added (page 18)

24.	Mr. Lewis’ loan agreement has been filed as an Exhibit

Principal Shareholders
25.	The address of each beneficial holder has been added (page 18)

Consolidated Financial Statements
26.	A currently dated consent has been included with this filing

27.
William Lewis was in the print business as a sole proprietor and liquidated his business in 2007. This included liquidating/selling over eighty percent (80%) of the equipment that he had and has changed his focus from performing a wide variety of services and/or products to narrowing those offered. In accordance with Section 405 of Regulation C, the sole proprietorship operated by Mr. Lewis does not represent a predecessor company since that the major portion of the business assets were sold and business liquidated, prior to starting Hall Tees, Inc.

Part II
Unregistered Securities Issued or Sold Within One Year
28.	The entity ‘Hall Tees Concrete’ was a typographical error – it should read ‘Hall Tees & Promotions’

Exhibits
29.	We have included an Exhibit of subsidiaries

30.	We have refiled Exhibits 2.1 and 3.1 so that they can be read more easily.

31.	Our legality opinion has been revised.

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/  William Lewis
William Lewis
President